UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 LifeCell Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68750U102
                                 (CUSIP Number)

                                 March 23, 2003

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68750U102

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                5.   Sole Voting Power: 0
Number of
Shares          6.   Shared Voting Power: 934,403
Beneficially
Owned by        7.   Sole Dispositive Power: 0
Each Reporting
Person With     8.   Shared Dispositive Power: 934,403

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             934,403

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 3.49%

       12.   Type of Reporting Person (See Instructions) IA

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

               5.    Sole Voting Power: 0
Number of
Shares         6.    Shared Voting Power: 2,056,097
Beneficially
Owned by       7.    Sole Dispositive Power: 0
Each Reporting
Person With    8.    Shared Dispositive Power:  2,056,097

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,056,097

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.69%

       12.   Type of Reporting Person (See Instructions) IA

CUSIP No.  68750U102

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

               5.    Sole Voting Power: 0
Number of
Shares         6.    Shared Voting Power: 2,990,500
Beneficially
Owned by       7.    Sole Dispositive Power: 0
Each Reporting
Person With    8.    Shared Dispositive Power:  2,990,500

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             2,990,500

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 11.18%

       12.   Type of Reporting Person (See Instructions) HC

CUSIP No. 68750U102

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Caduceus Private Investments, LP

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                 5.   Sole Voting Power: 0
Number of
Shares           6.   Shared Voting Power: 2,056,097
Beneficially
Owned by         7.   Sole Dispositive Power: 0
Each Reporting
Person With      8.   Shared Dispositive Power: 2,056,097

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             2,056,097

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 7.69%

       12.   Type of Reporting Person (See Instructions) OO

CUSIP No. 68750U102

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Associates LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                 5.   Sole Voting Power: 0
Number of
Shares           6.   Shared Voting Power: 42,277
Beneficially
Owned by         7.   Sole Dispositive Power: 0
Each Reporting
Person With      8.   Shared Dispositive Power: 42,277

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             42,277

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 0.16%

       12.   Type of Reporting Person (See Instructions) OO

CUSIP No. 68750U102

       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             UBS Juniper Crossover Fund

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

                 5.   Sole Voting Power: 0
Number of
Shares           6.   Shared Voting Power: 892,126
Beneficially
Owned by         7.   Sole Dispositive Power: 0
Each Reporting
Person With      8.   Shared Dispositive Power: 892,126

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

             892,126

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 3.34%

       12.   Type of Reporting Person (See Instructions) OO

Item 1. (a)  Issuer: LifeCell Corp.

        (b)  Address:

              One Millenium Way
              Branchburg, NJ 08876

Item 2. (a)  Name of Person Filing:

              OrbiMed Advisors LLC
              OrbiMed Capital LLC
              Samuel D. Isaly

        (b)  Address of Principal Business Offices:

              767 Third Avenue, 30th Floor
              New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 68750U102

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each filing person

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

         Reporting persons are holding 11.18% of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

         OrbiMed Advisors LLC is the general partner of Caduceus Private Investments, LP ("Caduceus"), a private equity fund, pursuant to the terms of its limited partnership agreement. OrbiMed Advisors LLC acts as managing member of OrbiMed Associates LLC ("Associates") pursuant to the terms of its limited liability company agreement. OrbiMed Advisors LLC, through a joint venture with UBS Fund Advisor, L.L.C. entitled UBS Juniper Management, LLC, acts as investment manager of UBS Juniper Crossover Fund ("Juniper"), a registered investment company, pursuant to the terms of the UBS Juniper Crossover Fund, L.L.C. investment advisory agreement. Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital LLC have discretionary investment management authority with respect to the assets of Caduceus, Associates and Juniper. Such authority includes the power to vote and otherwise dispose of securities purchased by Caduceus, Associates and Juniper.

         The Reporting Persons previously held the right to appoint a representative to the Board of Directors (the "Board") of the Issuer, and exercised that right on April 2, 2002 by the appointment of a representative to the Board, so as to permit active monitoring of the operations of the Issuer. The right to appoint a Director expired December 22, 2003, and the Director who had been appointed by the Reporting Persons resigned his position December 22, 2003. The Reporting Persons have acquired securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing control of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2004

                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member



                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly

                                          Caduceus Private Investments, LP

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Partner


                                          OrbiMed Associates, LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          UBS Juniper Crossover Fund

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member of
                                                 J.V. Partner

                                                                     Exhibit 1.1
                                                                     -----------


                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G, dated March 23, 2004, (the "Schedule 13G"), with respect to the Common Stock, par value $.001 per share, of LifeCell Corp., Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of March, 2004.


                                                OrbiMed Advisors LLC

By:                                             By:
    ----------------------------                   -----------------------------
    Name:  Samuel D. Isaly                         Name:  Samuel D. Isaly
                                                   Title: Managing Member


 OrbiMed Capital LLC                            Caduceus Private Investments, LP


By:                                             By:
   ----------------------------                    -----------------------------
   Name:  Samuel D. Isaly                          Name:  Samuel D. Isaly
   Title: Managing Member                          Title: Managing Partner


OrbiMed Associates LLC                          UBS Juniper Crossover Fund


By:                                             By:
   ----------------------------                    -----------------------------
   Name:  Samuel D. Isaly                          Name:  Samuel D. Isaly
   Title: Managing Member                          Title: Managing Member of
                                                          J.V. Partner

                                                                     Exhibit 2.1
                                                                     -----------


                           Statement of Control Person


The Statement on this Schedule 13G dated March 23, 2004 with respect to the common stock, $.001 par value per share, of LifeCell Corp. Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).